KRAMER LEVIN NAFTALIS & FRANKEL llp

December 18, 2008

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Conmed Healthcare Management, Inc.
Post-Effective Amendment to Form SB-2 on Form S-1
Filed November 26, 2008
File # 333-141830

Dear Mr. Reynolds:

Reference is made to the letter dated December 12, 2008 (the “Comment Letter”) to Dr. Richard Turner, Chief Executive Officer of Conmed Healthcare Management, Inc. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Post-Effective Amendment to Form SB-2 on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Please note that the Company has included in Amendment No. 1 to Post-Effective Amendment No. 1 to Form SB-2 on Form S-1, which is being filed via EDGAR simultaneously with this letter, the revisions described below. We are also sending courtesy copies of this letter and the Post-Effective Amendment to you by Federal Express.

Post-Effective Amendment to Form SB-2 on Form S-1, filed November 26, 2008

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please revise the audit report to identify the auditing firm that conducted the audit.

In response to the Staff’s comment we have made the requested change.

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM
ALSO AT 47 AVENUE HOCHE    75008 PARIS FRANCE
IN ALLIANCE WITH BERWIN LEIGHTON PAISNER:  LONDON * BRUSSELS

KRAMER LEVIN NAFTALIS & FRANKEL llp
Mr. John Reynolds
December 18, 2008

2.	Also, please have the auditing firm that conducted the audit sign the report. See Regulation S-X, Section 2-02(a)(2). Please revise.

In response to the Staff’s comment we have made the requested change.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope.  If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 715-9351 or James Grayer at (212) 715-7616.

Sincerely,

/s/ Robert Wollin
Robert Wollin

Enclosure

cc:	Thomas Fry, CFO, Conmed Healthcare Management, Inc. James Grayer, Esq., Kramer Levin Naftalis & Frankel LLP